

07002209

UNITED STATES
RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52192

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___1/1/2006___ AND ENDING ___12/31/2006___
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EQUITY STATION, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
  3010 North Military Trail, Suite 300

_____(No. and Street)_____

  Boca Raton, Florida 33431

           (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___Alan B. Levin 561-981-1007_____
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
  Sherb & Company, LLP

MAR 0 8 2007

**THOMSON
FINANCIAL**

                 (Name – *if individual, state last, first, middle name*)
  1900 North West Corporate Blvd, Suite 210 East   Boca Raton,   Florida   33431

    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    ■ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL
RECEIVED
FEB 2 3 2007
WASH. D.C.
185
PROCESSING SECTION

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Financial Statements and Supplemental Information
EQUITYSTATION, INC.
(a wholly owned subsidiary of vFinance Investments Holdings, Inc.)
Year ended December 31, 2006
with Report and Supplementary Report of Independent Auditors

EQUITYSTATION, INC..
(a wholly owned subsidiary of vFinance Investments Holdings, Inc.)

Financial Statements and Supplemental Information

Year ended December 31, 2006

Contents



SHERB & CO., LLP

Certified Public Accountants

1900 NW Corporate Blvd., Suite East 210
Boca Raton, FL 33431
Tel: 561.886.4200
Fax: 561.886.3330
e-mail: info@sherbcpa.com

Offices in New York and Florida

INDEPENDENT AUDITOR'S REPORT

To the Shareholder
EquityStation, Inc.

We have audited the accompanying statement of financial condition of EquityStation, Inc. as of December 31, 2006, and the related statements of operations, changes in shareholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EquityStation, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sherb + Co., LLP

Certified Public Accountants

Boca Raton, Florida
February 10, 2007

EQUITYSTATION, INC..
(a wholly owned subsidiary of vFinance Investments Holdings, Inc.)

Statement of Financial Condition
December 31, 2006

ASSETS

Current Assets

Cash	$	577,373
Other Receivables		22,833
Deposits and other		36,045
TOTAL ASSETS	$	636,251

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accounts Payable	$	19,823
Accrued Liabilities		130,270
		150,093

STOCKHOLDER'S EQUITY

Common Stock $.01 Par Value 1,000 share authorized, issued & outstanding		10
Additional Paid-in Capital		1,442,000
Accumulated Deficit		(955,852)
		486,158
TOTAL LIABILITIES & STOCKHOLDER'S EQUITY	$	636,251

2

EQUITYSTATION, INC..
(a wholly owned subsidiary of vFinance Investments Holdings, Inc.)

Statement of Operations
Year ended December 31, 2006

REVENUE	
Commissions	$ 2,474,994
Other revenue	60,607
Interest and dividends	17,535
	2,553,136
EXPENSES	
Employee compensation and benefits	1,240,959
Clearance fees	564,423
Communications and data processing	110,338
General and administrative costs	257,787
Occupancy	34,430
	2,207,937
NET INCOME (Before Taxes)	345,199
Provision for income taxes:	
Current Expense	134,000
Deferred Expense	-
NET INCOME	$ 211,199

3

EQUITYSTATION, INC..
(a wholly owned subsidiary of vFinance Investments Holdings, Inc.)

Statement of Changes in Stockholder's Equity
Year ended December 31, 2006

| | Common Stock | | Additional Paid - in | Accumulated | |
	Shares	Amount	Capital	Deficit	Total
Balance, December 31, 2005	1,000	$ 10	$ 1,918,835	$ (1,167,051)	$ 751,794
Capital Returned to Parent & Related Entity			(610,835)		(610,835)
Tax Benefit Contributed by parent			134,000		134,000
Net Income			-	211,199	211,199
Balance, December 31, 2006	1,000	$ 10	$ 1,442,000	$ (955,852)	$ 486,158

4

See accompanying notes.

EQUITYSTATION, INC..
(a wholly owned subsidiary of vFinance Investments Holdings, Inc.)

Statement of Cash Flows
For the Year ended December 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	211,199
Adjustments to Reconcile Net Income to Net Cash		
Provided by Operating Activities:		
Non Cash Income tax expense		134,000
Increase (Decrease) In:		
Deposits and Prepaids		(7,865)
Receivable from Clearing Organizations		378,497
Receivable from Employees		7,550
Accounts Payable		(37,311)
Accounts Receivable		34,801
Accrued Liabilities		(6,045)
Payable to Broker-Dealers and Clearing Organizations		(379)
Payable to Related Entity		-
Net Cash Provided by Operating Activities		714,447
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital Returned to Parent and Related Entity		(610,835)
Net Cash Used in Financing Activities		(610,835)
Increase in Cash		103,612
Cash:		
Cash at beginning of year		473,761
Cash at end of year	$	577,373
Cash Paid for:		
Income Taxes		-
Interest		-

See accompanying notes.

NOTE 1:   NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Description of Business

EquityStation, Inc. ("the Company") (a wholly owned subsidiary of vFinance Investments Holdings, Inc.) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a Florida Corporation incorporated July 22, 1999.

EquityStation offers institutional traders, hedge funds, and professional traders a suite of services designed to advance their trading through cutting-edge trading technologies and routing software, hedge fund incubation, capital introduction and custodial services.

In connection with its activities as a broker-dealer, the Company does not hold customer funds or securities, and promptly transmits all customer funds received to its clearing firm, Merrill Lynch Incorporated. Although the Company's clearing firm maintains all of the accounts of such customers and preserves all required and customary records, the Company remains contingently liable for losses incurred on these accounts.

On November 2, 2004, vFinance Investments Holdings, Inc. (wholly-owned subsidiary of vFinance, Inc.), completed its acquisition of the issued and outstanding equity securities of EquityStation, all of which were owned by Level2, a subsidiary of Global Partners Securities, Inc. This transaction has been approved by the National Association of Securities Dealers, Inc.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the accompanying financial statements. Actual results may differ from those estimates, and such differences may be material to the financial statements.

Reclassifications

Certain items in the 2005 financial   statements have been reclassified to conform to the presentation in the 2006 financial statements. Such reclassifications did not have a material impact on the presentation of the overall financial statements.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturation of less than ninety days that are not held for sale in the ordinary course of business.

NOTE 1: (Continued)

Concentrations of Credit Risk

As of December 31, 2006, we had cash balances in banks in excess of the maximum amount insured by the FDIC of approximately $323,515. The Company maintains its cash positions at high quality financial institutions.

Income Taxes

The Company accounts for income taxes under the liability method in accordance with Statement of Financial Accounting Standards No. 109, "*Accounting for Income Taxes.*" Under this method, deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Revenue Recognition

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Advertising

Costs of advertising are expensed as incurred and amounted to $0 for the year ended December 31, 2006.

NOTE 2: INCOME TAXES

Although the Company's results will be included in the consolidated income tax return of its parent company, an income tax provision has been calculated as if the Company is filing a stand-alone income tax return.

At December 31, 2006, the Company's tax provision is as follows:

Current Expense (Benefit)	$	134,000
Deferred Expense (Benefit)		-
Total Expense (Benefit)	$	134,000

At December 31, 2004, the Company had approximately $1,000,000 of unused preacquisition net operating loss carryforwards that may be applied against future taxable income and that expire in various years from 2020 to 2024. The utilization of these loss carrforwards, for Federal income tax purposes are subject to limitation due to the changes in ownership.

The deferred tax asset resulting from the net operating loss carryforwards has been reduced to $0 at December 31, 2006 due to the establishment of a full valuation allowance.

NOTE 2: (Continued)
INCOME TAXES

A reconciliation of the Company's income tax expense applying the Federal statutory tax rate to its effective tax rate is as follows:

Income tax rate at the Federal statutory rate	35.0%
Add:	
State income tax Rate,	
Net of federal tax Benefit	3.8%
Effective Tax Rate	38.8%

Due to the Company's inclusion in the filing of a consolidated tax return with its parent and other affiliated members, and the utilization of consolidated net operating losses to offset the Company's taxable income, the Company credited Paid in Capital with a tax benefit contributed by the parent.

NOTE 3: RELATED PARTY TRANSACTIONS

The Company entered into a management agreement with its parent, vFinance Investments Holdings, Inc., whereby the Company agrees to make monthly payments in the amount of $15,000 to the parent. In return, vFinance Investments Holdings will provide the Company with certain consideration including: office space, office personnel and other such services.

NOTE 4: OFF-BALANCE-SHEET RISK

The Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer, Merrill Lynch, Incorporated. The clearing broker dealer is responsible for collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and proper executions of customer transactions by the clearing broker/dealer.

NOTE 5: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $427,279 that was $327,279 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was 1 to 2.84.

The Company qualifies under the exemptive provisions of Rule 15c3-3 under Section (k)(2)(ii) of the Rule, as it does not carry security accounts of customers or perform custodial functions related to customer securities.

8

EQUITYSTATION, INC..
(a wholly owned subsidiary of vFinance Investments Holdings, Inc.)

Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2006

NET CAPITAL

Total Stockholder's Equity from the Statement of Financial Condition	$	486,158
Deductions:		
Non-Allowable Assets		
Accounts Receivable		21,660
Employee Receivable		1,173
Other Assets		36,046
Total Non-Allowable Assets		58,879
Net Capital	$	427,279

AGGREGATE INDEBTEDNESS

Accounts Payable		19,824
Accrued Expenses		130,270
Aggregate Indebtedness	$	150,094

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Required Net Capital	$	100,000
Excess Net Capital	$	327,279
Excess Net Capital at 15 to 1	$	417,273
Ratio of Aggregate Indebtedness to Net Capital		1:2.84

Reconciliation

Net capital, per unaudited December 31, 2006 FOCUS report, as filed	$	427,279
Net Adjustments		-
Net capital, per December 31, 2006 audited report, as filed	$	427,279

EQUITYSTATION, INC..
(a wholly owned subsidiary of vFinance Investments Holdings, Inc.)

Statement Regarding SEC Rule 15c3-3
December 31, 2006

Exemptive Provisions

The Company claims exemption from the requirements of Rule 15c3-3 under Sections (k)(2)(A) and (k)(2)(B) of the Rule. Therefore, the following reports are not presented:

A) Computation for Determination of Reserve Requirement under Rule 15c3-3.

B) Information relating to the Possession or Control Requirements under Rule 15c3-3.





SHERB & CO., LLP

1900 NW Corporate Blvd., Suite East 210
Boca Raton, FL 33431
Tel: 561.886.4200
Fax: 561.886.3330
e-mail: info@sherbcpa.com

Offices in New York and Florida

Certified Public Accountants

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5
FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To The Shareholder
EquityStation, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of EquityStation, Inc. for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1)   Making quarterly securities examinations, counts, verifications and comparisons
2)   Recordation of differences required by rule 17a-13
3)   Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5
FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3
(CONTINUED)

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Boca Raton, Florida
February 10, 2007

Certified Public Accountants

OATH OR AFFIRMATION

I, ___Alan B. Levin_____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
___Equity Station, Inc_____ , as

of ___December 31_____, 20 __06___, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

Gabriela E. Mora
Commission #DD328160
Expires: Jun 13, 2008
Bonded Thru
Atlantic Bonding Co., Inc.

_____
Signature

Chief Financial Officer
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

END